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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

BENIHANA INC.

(Name of Issuer)

COMMO STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

082047101

(Cusip Number)

ALAN B. LEVAN, 1750 EAST SUNRISE BOULEVARD, FT. LAUDERDALE FL, 33304, (954) 760-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

JULY 1, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 082047101

1.	Name of Reporting Person: BFC FINANCIAL CORPORATION		I.R.S. Identification Nos. of above persons (entities only): 59-2022148

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: FLORIDA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 526,315

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 526,315

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 526,315

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.8%

14.	Type of Reporting Person (See Instructions): CO

Item 1. Security and Issuer

     This statement relates to the Common Stock, par value $0.10 per share (the “Common Stock”), of Benihana Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 8685 N.W. 53rd Terrace, Miami, Florida 33166.

Item 2. Identity and Background

     This statement is filed by BFC Financial Corporation, a Florida corporation (“BFC”). BFC is a diversified holding company that invests in and acquires businesses in diverse industries. BFC’s ownership interests include interests in businesses in a variety of sectors, including consumer and commercial banking, brokerage and investment banking, the development of single and multifamily homes and of master-planned suburban communities and the development, marketing and sale of vacation resorts on a time-share, vacation club model. The principal executive offices of BFC are located at 1750 East Sunrise Boulevard, Fort Lauderdale, Florida 33304.

     All executive officers and directors of BFC are United States citizens. Information as to the identity and background of the executive officers, directors and control persons of BFC is set forth on Appendix A attached hereto, which is incorporated herein by reference.

     During the last five years, neither BFC, nor, to the best of its knowledge, any of its executive officers, directors or control persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     On June 8, 2004, BFC entered into a preferred stock purchase agreement (the “Purchase Agreement”) with the Issuer pursuant to which it has agreed to purchase up to an aggregate of 800,000 shares of the Issuer’s Series B Convertible Preferred Stock, par value $1.00 per share (the “Series B Preferred Stock”). In accordance with the terms of the Purchase Agreement, the closing of the purchase and sale of an initial 400,000 shares of the Series B Preferred Stock occurred on July 1, 2004. BFC may be required to purchase the remaining 400,000 shares of Series B Preferred Stock from time to time at the election of the Issuer during the two-year period beginning on June 8, 2005. In the event that at the end of that two-year period the Issuer has not previously sold to BFC all of such remaining 400,000 shares of Series B Preferred Stock, then BFC may elect to purchase any shares remaining unpurchased.

     The Series B Preferred Stock is convertible into shares of Common Stock at the option of the holder. The number of shares of Common Stock issuable upon conversion of one share of Series B Preferred Stock is equal to that number derived by dividing $25.00 per share plus all accrued but unpaid dividends by the conversion price then in effect, which conversion price is initially $19.00 per share. The conversion price is subject to customary anti-dilution adjustments, including issuances by the Issuer of Common Stock or its Class A Common Stock at a price per share less than the conversion price of the Series B Preferred Stock then in effect. Under Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934, BFC is deemed to beneficially own the shares of Common Stock issuable upon conversion of the 400,000 shares of Series B Preferred Stock that it acquired on July 1, 2004. BFC is not deemed to beneficially own the shares of Common Stock issuable upon conversion of the remaining 400,000 shares of Series B Preferred Stock subject to the Purchase Agreement.

     In accordance with the terms of the Purchase Agreement, BFC paid an aggregate of $10,000,000 for the initial 400,000 shares of Series B Preferred Stock, which purchase price was funded from BFC’s working capital. The remaining 400,000 shares of Series B Preferred Stock subject to the Purchase Agreement also have a purchase price of $25.00 per share.

Item 4. Purpose of Transaction

     BFC agreed to purchase shares of the Issuer’s Series B Preferred Stock for investment purposes. BFC, in the ordinary course of its investment activities, will review on a regular basis its investment in the Issuer, the Issuer’s business affairs and financial position, and general economic and industry conditions. BFC may from time to time make additional investments in the securities of the Issuer, either in the open market or privately negotiated transactions, or sell all or any part of its investment in the Issuer, as it deems appropriate in light of the circumstances existing from time to time.

     Pursuant to the terms of the Certificate of Designations of the Series B Preferred Stock, a copy of which is attached as Exhibit A to the Purchase Agreement (the “Certificate of Designations”), the Series B Preferred Stock has a stated annual dividend rate of $1.25 per share, payable quarterly in cash. Upon the mutual consent of the Issuer and the holders of the Series B Preferred Stock, any accrued but unpaid dividends may be paid by the issuance of additional shares of Series B Preferred Stock, in which case the number of additional shares of Series B Preferred Stock to be issued will equal the amount of the dividend divided by the stated value of the Series B Preferred Stock, which is $25.00 per share.

     Pursuant to the terms of the Purchase Agreement, for so long as BFC owns at least 25% of the total number of shares of Series B Preferred Stock outstanding, BFC will have the right, subject to certain exceptions, in the event that the Issuer issues, sells or transfers any of its equity securities, including securities convertible into or exchangeable for equity securities, to purchase on the same terms as the relevant transaction such number of shares of the Issuer’s Common Stock as are necessary to enable BFC to maintain its relative ownership percentage of the Issuer’s common equity prior to such issuance, sale or transfer.

     In addition, pursuant to the terms of the Purchase Agreement, BFC is entitled to receive a fee at a rate of $0.25 per share per year for each of the additional 400,000 shares of Series B Preferred Stock to be sold under the terms of the Purchase Agreement. The stand by fee will begin to accrue with respect to such shares of Series B Preferred Stock from June 8, 2004 until such share is sold in accordance with the terms of the Purchase Agreement and shall be paid quarterly. The stand by fee may be paid, at the option of Issuer, in shares of the Issuer’s Common Stock having an equivalent market value determined in accordance with the Purchase Agreement.

     Pursuant to the Certificate of Designations, the Series B Preferred Stock are subject to mandatory redemption on July 2, 2014, which date may be extended by the holders of a majority of the then outstanding shares of Series B Preferred Stock to a date no later than July 2, 2024. At the Issuer’s option, it may pay the redemption price at any such mandatory redemption in shares of Common Stock valued at then-current market prices determined in accordance with the Certificate of Designations.

     Pursuant to the terms of the Certificate of Designations, the holders of a majority of the Series B Preferred Stock have the right to elect one member to the Issuer’s Board of Directors. In the event the Issuer fails to pay dividends for two consecutive calendar quarters, the holders of a majority of the Series B Preferred Stock will have the right to appoint one additional member to the Issuer’s Board of Directors. Pursuant to the terms of the Purchase Agreement, BFC has agreed not to exercise its right to elect one member of the Issuer’s Board of Directors at any time during which John E. Adbo is serving as an officer or director of BFC, has been elected to the Issuer’s Board of Directors by the holders of the Issuer’s Common Stock or Class A Common Stock and is serving as such. Mr. Adbo, President of BFC, has served as a member of the Issuer’s Board of Directors since 1990.

     The holders of the Series B Preferred Stock have the right to vote those shares on an “as if” converted basis with the holders of Common Stock on all matters submitted to a vote of the holders of

Common Stock, subject to the limitation that, with certain exceptions, the number of votes represented by the Series B Preferred Stock may not be calculated based upon a conversion price of less than $15.05 per share. In addition, pursuant to the Certificate of Designations, the Issuer will not, without first obtaining the approval of the holders of not less than a majority of the total number of shares of Series B Preferred Stock then outstanding, voting together as a single class: (i) amend, add or repeal any provision of, or add any provision to, the Issuer’s Certificate of Incorporation or bylaws if such action would alter or change the holders right to vote under the terms of the Certificate of Designations or otherwise adversely alter or change the preferences, rights, privileges or powers of the Series B Preferred Stock or otherwise adversely affect the holders of Series B Preferred Stock as a class; (ii) offer, sell, designate, authorize or issue, including by merger, reclassification, consolidation, reorganization or any other means, shares of any class or series of stock having any preference or priority as to dividends or redemption rights, liquidation preferences, conversion rights or voting rights, superior to or on a parity with any preference or priority of the Series B Preferred Stock (or any options, warrants, rights, bond, debentures, notes or other securities convertible, exchangeable or exercisable for any such stock); (iii) except as otherwise expressly authorized in the Certificate of Designations, increase the number of shares of Series B Preferred Stock authorized pursuant to the Certificate of Designations or, except upon an additional funding pursuant to the Purchase Agreement, issue any shares of Series B Preferred Stock; (iv) directly or indirectly acquire or dispose of any significant assets whether by purchase, sale, merger, consolidation or any other means; (v) merge or consolidate into or with any other person other than in connection with an acquisition or disposition of assets not constituting significant assets or for the sole purpose of changing the Issuer’s domicile; (vi) cause a liquidation of the Issuer under the terms of the Certificate of Designations; or (vii) except for the issuance of certain securities set forth in the Certificate of Designations or securities offered and sold in a bona fide underwritten public offering, issue or sell any Common Stock or Class A Common Stock (or securities convertible into or exercisable for Common Stock or Class A Common Stock) at a price less than a 30-day volume-weighted average price of such Common Stock or Class A Stock, as the case may be, if such issuance and sale would have resulted in an adjustment of the conversion price below $15.05 per share and the terms of the Series B Preferred Stock do not permit such adjustment.

     Except as described herein, neither BFC nor, to the best of its knowledge, any of its executive officers, directors or control persons, currently has any plans that would result in any of the occurrences enumerated in (a) through (j) of this Item. BFC, however, may in the future formulate a plan or make a proposal to the Issuer relating to any of the occurrences enumerated in (a) through (j) of this Item.

Item 5. Interest in the Securities of the Issuer

     BFC may be deemed to be the beneficial owner of 526,315 shares of Common Stock of the Issuer that it has the right to acquire upon conversion of the initial 400,000 shares of Series B Preferred Stock which it purchased. BFC possesses sole power to vote or direct the vote and sole power to dispose or direct the disposition of all of those shares. Based on the 3,018,979 shares of Common Stock reported as outstanding by the Issuer on its Annual Report on Form 10-K for the year ended March 28, 2004, BFC may be deemed to beneficially own approximately 14.8% of all outstanding shares of Common Stock of the Issuer.

     John E. Abdo, BFC’s Vice Chairman of the Board, may be deemed to be the beneficial owner of 21,125 shares of Common Stock of the Issuer, which includes 8,625 shares that Mr. Abdo has the right to acquire upon exercise of stock options. Mr. Adbo possesses sole power to vote or direct the vote and sole power to dispose or direct the disposition of all those shares. Based on the 3,018,979 shares of Common Stock reported as outstanding by the Issuer on its Annual Report on Form 10-K for the year ended March 28, 2004, Mr. Adbo may be deemed to beneficially own approximately 0.6% of all outstanding shares of Common Stock of the Issuer. Mr. Abdo used personal funds to acquire the shares beneficially owned by him (other than shares which Mr. Abdo has the right to acquire upon exercise of stock options). In addition, Mr. Abdo holds options to acquire 66,000 shares of the Issuer’s Class A Common Stock, which were granted to him in connection with his service as a director of the Issuer.

     Except as set forth above, neither BFC, nor, to the best of its knowledge, any of its executive officers, directors or control persons, has effected any transaction in any Common Stock of the Issuer during the past 60 days. No person except for BFC is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Except as set forth in the Purchase Agreement or otherwise described herein, neither BFC nor, to the best of its knowledge, any of its executive officers, directors or control persons, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

     BFC and the Issuer have entered into a registration rights agreement, pursuant to which the Issuer has granted BFC certain registration rights with respect to the Common Stock issuable upon conversion of the Series B Preferred Stock. A copy of the registration rights agreement is attached as Exhibit B to the Purchase Agreement.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Preferred Stock Purchase Agreement dated as of June 8, 2004 between Benihana Inc. and BFC Financial Corporation

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BFC FINANCIAL CORPORATION
By:	/s/ Glen R. Gilbert
Glen R. Gilbert,
Executive Vice President and Chief Financial Officer

Dated: July 9, 2004

APPENDIX A

IDENTITY AND BACKGROUND OF
DIRECTORS AND EXECUTIVE OFFICERS
OF BFC FINANCIAL CORPORATION

Name and Position With		Present Principal
BFC Financial Corporation	Employer and Business Address	Occupation
Alan B. Levan	BFC Financial Corporation	Chairman, President and
Chairman of the Board, President	1750 East Sunrise Boulevard	Chief Executive Officer of
And Chief Executive Officer	Fort Lauderdale, FL 33304	BFC and BankAtlantic Bancorp, Chairman and Chief Executive Officer of the Levitt Corporation

John E. Abdo	BFC Financial Corporation	Vice Chairman of the Board
Vice Chairman of the Board	1750 East Sunrise Boulevard Fort Lauderdale, FL 33304	of BFC and BankAtlantic Bancorp, Vice Chairman of the Board and President of the Levitt Corporation

Glen R. Gilbert	BFC Financial Corporation	Executive Vice President
Executive Vice President and	1750 East Sunrise Boulevard	and Chief Financial Officer
Chief Financial Officer	Fort Lauderdale, FL 33304	of BFC and Levitt Corporation

Phil Bakes	BFC Financial Corporation	Executive Vice President of
Executive Vice President	1750 East Sunrise Boulevard Fort Lauderdale, FL 33304	BFC

Earl Pertnoy	Self-Employed	Real Estate Investor and
Director	c/o BankAtlantic Bancorp, Inc. 1750 East Sunrise Boulevard Fort Lauderdale, FL 33304	Developer

Oscar Holzmann	University of Miami	Associate Professor of
Director	5250 University Drive 317 Jenkins Hall Coral Gables, FL 33124	Accounting, University of Miami

Neil Sterling	Sterling Resources Group	President of Sterling
Director	2132 Bayview Drive Fort Lauderdale, FL 33305	Resources Group

D. Keith Cobb	c/o BFC Financial Corporation	Business Consultant
Director	1750 East Sunrise Boulevard Fort Lauderdale, FL 33304

Alan B. Levan and John E. Abdo may be deemed to control BFC Financial Corporation.